Filed by Transpro, Inc. pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Modine Aftermarket Holdings, Inc., a wholly owned subsidiary of Modine Manufacturing Company Commission File No.: 1-13894

Transpro issued the following press release on June 22, 2005.

FOR: TRANSPRO, INC.
CONTACT: Richard A. Wisot Chief Financial Officer (203) 859-3552

FOR IMMEDIATE RELEASE

Financial Dynamics Investor Relations: Christine Mohrmann, Eric Boyriven, Alexandra Tramont (212) 850-5600

TRANSPRO'S REGISTRATION STATEMENT FOR ITS PROPOSED MERGER WITH MODINE MANUFACTURING'S AFTERMARKET BUSINESS DECLARED EFFECTIVE

NEW HAVEN, CONNECTICUT, June 22, 2005, Transpro, Inc. (AMEX: TPR) today announced that the Securities and Exchange Commission has declared effective its Registration Statement on Form S-4 concerning the planned merger of Modine Aftermarket Holdings, Inc., the automotive aftermarket business of Modine Manufacturing Company (NYSE: MOD), into Transpro. The companies began mailing the proxy statement/prospectus-information statement to their shareholders yesterday. The merger is subject to the approval of Transpro shareholders, who will vote at Transpro's annual meeting, scheduled for July 22, 2005. Assuming receipt of this approval and satisfaction of other closing conditions, the parties expect to close the transaction as soon thereafter as practicable.

The combined Company will be renamed Proliance International, Inc. and will trade on the American Stock Exchange after the closing under the ticker symbol "PLI". Charley Johnson, President and CEO of Transpro, Inc. stated, "We are most pleased that this transaction has reached the point of being presented to shareholders for approval. Our new name, Proliance International, Inc., which is first mentioned in the S-4 document, reflects the 'alliance of professionals' that results from the coming together of the great, professional Associates in the merging companies to build a new organization. It also pays homage to the fundamental philosophy we have utilized in building our businesses, that is, to build mutually beneficial, 'professional alliances' with our customers and suppliers which help us all to grow and prosper. We look forward to building on this strong foundation as we move forward."

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TRANSPRO'S REGISTRATION STATEMENT FOR ITS PROPOSED	Page 2
MERGER WITH MODINE MANUFACTURING'S AFTERMARKET
BUSINESS DECLARED EFFECTIVE

Transpro, Inc. is a leading manufacturer and distributor of aftermarket heat transfer and temperature control products for automotive and heavy duty applications.

Transpro, Inc.'s Strategic Corporate Values are:

•	Being An Exemplary Corporate Citizen

•	Employing Exceptional People

•	Dedication To World-Class Quality Standards

•	Market Leadership Through Superior Customer Service

•	Commitment to Exceptional Financial Performance

FORWARD-LOOKING STATEMENTS

Statements included in this news release, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this press release the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

In addition, there can be no assurance that the transaction with Modine will be completed, or as to its ultimate timing and terms. The following factors relating to the transaction, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on Forms 10-Q of Transpro and in Transpro's other filings with the SEC. The forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

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TRANSPRO'S REGISTRATION STATEMENT FOR ITS PROPOSED	Page 3
MERGER WITH MODINE MANUFACTURING'S AFTERMARKET
BUSINESS DECLARED EFFECTIVE

Additional Information About the Transaction with Modine and Where to Find It

In connection with the transaction, Transpro has filed a registration statement on Form S-4 with the SEC (Registration No. 333-124527) that contains a proxy statement/prospectus-information statement regarding the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MODINE, TRANSPRO AND THE TRANSACTION. The proxy statement/prospectus-information statement is being mailed to stockholders of Transpro and Modine. Stockholders may obtain a free copy of the proxy statement/prospectus-information statement, as well as other filings containing information about Transpro and Modine, without charge, at the SEC's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.transpro.com and www.modine.com.

Transpro, Modine, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction. Information regarding Transpro's directors and executive officers, as well as the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, is available in the proxy statement/prospectus-information statement. Information regarding Modine's directors and executive officers is available in its proxy statement filed with the SEC by Modine on June 14, 2004.

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